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                                                                    Exhibit 4.14


                                  DEMAND NOTE
                                  -----------

$150,000.00
                                                                  March 12, 2001

FOR VALUE RECEIVED, AP HOLDINGS INC., a Delaware Corporation, (the "Borrower"), hereby promises to pay to Facto Capital Corporation (the "Lender"), or its successors or assigns, the principal sum of One Hundred Fifty Thousand Dollars ($150,000) on demand, and to pay interest on said principal amount, from the date hereof until the payment of said principal amount, computed at a rate per annum which shall be the Prime Lending Rate plus two and one-half percent (2.5%); provided that if the Borrower fails to pay an amount of principal of, or interest on, this Note when due, the Borrower agrees to pay interest on such overdue amount at a rate per annum which shall be the Prime Lending Rate plus three and one-half percent (3.5%). Interest shall accrue from and including the date hereof to the date of repayment thereof and shall be payable at the time of any prepayment as provided below, on demand. Interest will be computed on the basis of a 360-day year of twelve 30-day months. For purposes of this Note, "Prime Lending Rate" shall mean the rate of interest adopted by Christiania Bank OG Kreditkasse ASA, acting through its New York branch from time to time as its prime rate for extensions of credit in United States Dollars (which shall be a base or reference rate and not necessarily the lowest rate offered by Christiania Bank OG Kreditkasse ASA for commercial loans). Each change in any interest rate hereunder based on the Prime Lending Rate shall take effect when and as the Prime Lending Rate changes.

          All payments of principal and interest on this Note shall be made in United States Dollars.

          The Borrower may prepay the principal of this Note, without premium or penalty, in whole, but not in part, upon 3 days' prior written notice to the holder of this Note. Prepayment hereunder shall be accompanied by accrued and unpaid interest on the principal amount of this Note to the date of prepayment.

          Should any action be instituted for the collection of this Note, the reasonable costs and attorneys' fees therein of the holder shall be paid by the Borrower.

          The terms of this Note are subject to amendment only in writing signed by the Borrower and the Lender.

          The Borrower shall pay all reasonable out-of-pocket expenses incurred by the Lender, including reasonable fees and disbursements of counsel for the Lender in connection with this Note.


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          THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE
INTERNAL LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES. Any judicial proceeding brought, or any dispute, arising out of this Note or any matter related hereto may be brought in the courts of the State of New York or in the United States District Court for the Southern District of New York, and, by execution and delivery of this Note, the Borrower accepts the jurisdiction of said courts, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Note. The foregoing consent to jurisdiction shall not be deemed to confer rights on any person other than the respective parties to this Note.


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          IN WITNESS WHEREOF, the Borrower has duly executed this Note as of the date first written above.

                                    AP HOLDINGS, INC.


                                    By: /s/ GUNNAR KLINTBERG
                                       ----------------------------
                                    Name: Gunnar Klintberg
                                    Title: Director & Vice President

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